EXHIBIT (a)(5)(B)

FOR IMMEDIATE RELEASE

Tucows Announces Commencement of Dutch Auction Tender Offer to
Repurchase up to 6.5 Million Common Shares

TORONTO – November 29, 2012 – Tucows Inc. (NYSE AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, announced today that it is commencing its “modified Dutch auction” (the “Tender Offer”) to repurchase up to 6,500,000 shares of its common stock, representing approximately 14.7% of Tucows’ outstanding shares, as previously announced on November 13, 2012 and November 21, 2012. The closing price of Tucows common stock on the NYSE Amex on November 28, 2012 was $1.41.

Under the Tender Offer, shareholders will have the opportunity to tender some or all of their shares at a price within the range of $1.35 to $1.50 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, Tucows will determine the lowest per share price within the range that will enable it to buy 6,500,000 shares, or such lesser number of shares that are properly tendered. If shareholders of more than 6,500,000 shares properly tender their shares at or below the determined price per share, Tucows will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis. Additionally, if more than 6,500,000 shares are properly tendered, the number of shares to be repurchased by Tucows pursuant to the tender offer may, at the discretion of Tucows, be increased by up to 2% of Tucows’ outstanding shares, or approximately 885,000 shares, without amending or extending the tender offer. Tucows’ management team and Lacuna, LLC, the Company’s largest shareholder, have agreed not to tender any shares in the tender offer.

Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period at 5:00 P.M., New York City Time, on Friday, January 4, 2013.

Tucows expects to fund the share purchases in the Tender Offer through new borrowings under an amended and extended version of its existing credit facilities. The Tender Offer will not be conditioned upon any minimum number of shares being tendered, but will be subject to the completion of the new borrowings and related loan documentation and other customary conditions that are described in the Tender Offer documents. The Tender Offer documents, which are being distributed to shareholders, also contain tendering instructions and a complete explanation of the Tender Offer’s terms and conditions. All shares purchased by Tucows in the tender offer will be cancelled.

The information agent for the Tender Offer will be Registrar and Transfer Company. Neither Tucows, its board of directors or the information agent is or will be making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the Tender Offer. Shareholders will be able to obtain copies of the offer to purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the SEC’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the SEC, without charge, from the Company or at the Company’s website: www.tucowsinc.com. Shareholders are urged to carefully read these materials, when available, prior to making any decision with respect to the offer. Shareholders and investors who have questions or need assistance may call Registrar and Transfer Company, the information agent for the tender offer, by directing such request to: Registrar and Transfer Company, 10 Commerce Drive Cranford, NJ 07016, telephone (800) 866-1340.

This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation and offer to buy the Company’s common stock will only be made pursuant to the offer to purchase and related materials that the Company is sending to its shareholders. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the Tender Offer.

About Tucows

Tucows is a global Internet services company. OpenSRS (http://opensrs.com) manages over fourteen million domain names and millions of value-added services through a reseller network of over 13,000 web hosts and ISPs. Hover (http://hover.com) is the easiest way for individuals and small businesses to manage their domain names and email addresses. Ting.com (https://ting.com) is a mobile phone service provider dedicated to bringing clarity and control to US mobile phone users. YummyNames (http://yummynames.com) owns and operates premium domain names that generate revenue through advertising or resale. More information can be found on Tucows’ corporate website (http://tucows.com).

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, total number of shares to be purchased under the proposed tender offer and the process for the proposed tender offer. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and except to the extent Tucows may be required to update such information under any applicable securities laws, Tucows assumes no obligation to update such forward-looking statements.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:
Lawrence Chamberlain
TMX Equicom
(416) 815-0700 ext. 257
lchamberlain@equicomgroup.com